August 26, 2005

Mail Stop 4561

Nicholas D. Gerber
Management Director
New York Oil ETF, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502

Re:	New York Oil ETF, LP
      Amendment No. 1 to Registration Statement on Form S-1
      Filed July 26, 2005
      Registration No. 333-124950

Dear Mr. Gerber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

2. We consider the sale of shares by the Fund to Authorized Participants and the resale of these shares by Authorized Participants to investors as one offering by the Fund through the Authorized Participants, which are acting as underwriters. Please confirm to us that the Authorized Participants will distribute this prospectus in connection with their sales to other investors. Also, please revise your document, including the prospectus cover page, the description of subscription procedures, and the plan of distribution, to clearly describe the terms of the offering to persons who purchase your shares from the Authorized Participants. Please ensure that the material terms of those offerings, including the offering price, are clearly disclosed.

3. We note that that the units will be sold at net asset value after the initial offering period has closed. Accordingly, please tell us how the offering will comply with Item 415(a)(4) of Regulation S-K, relating to at-the-market offerings. Also, we note that sales by Authorized Participants to other investors will be made at market prices. Please provide a detailed analysis of whether those sales should be viewed as an at-the-market offering.

4. Please ensure that all information required by Form S-1 and Regulation S-K is included in Part One of the prospectus rather than the Part Two - Statement of Additional Information.

5. Please provide a more robust discussion of how you intend to replicate the price of sweet crude oil, including whether you will utilize a technical trading system that issues buy and sell orders or whether the system utilized will rely on fundamentals and require investment decisions to be made by the GP. In addition, please discuss how you intend to determine your portfolio mix in order to replicate the price of oil.

6. Please identify the FCM and clearing broker the Fund intends to use and provide a summary of the agreements you have with these entities.

7. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.
8. Please revise throughout the prospectus to provide disclosure substantially similar to the disclosures that would be required by Industry Guide 5 if real estate limited partnership units were being registered. For example, your revisions should include a narrative discussion under an appropriate major heading of the GP`s and its affiliates` experience over the past ten years similar to that required by Item 8.A of Guide 5, which includes, among other things, a description of any major adverse business developments and conditions that were experienced by prior programs.

9. Please revise to include a description of the securities being registered, as required by Item 9 of Form S-1.

10. Please include detailed disclosure regarding your redemption program.

11. Please eliminate or substantially reduce your use of defined terms in the forepart of the prospectus. Instead, the meaning of each term should be clear from context. Terms that are clear from context do not need to be defined. We note the following as examples only:
* Units - since you are only issuing one class of units in this offering, readers are not likely to be confused by the meaning of this term;
* Oil Futures Contracts - since you have explained this term in the text, its meaning should be clear from context;
* Other Oil Interests - since you have explained this term in the text, its meaning should be clear from context.
Also, please refer to the company by its full name or a shortened version of the name, rather than the generic term "Fund."

Cover Page

12. Please restrict the disclosure found on the cover page to that which is required by Item 501 of Regulation S-K and is information that is key to an investment decision.

13. We note you use the term "ETF" as part of your name. Your use of this term may lead investors to believe that you are registered under the Investment Company Act of 1940 when, in fact, you are not. Please include disclosure on the cover page of the prospectus clarifying that you are not a mutual fund registered under the Investment Company Act of 1940 and are not subject to regulation under the Act. Refer to the instruction that accompanies Item 501(b)(1) of Regulation S-K. Also, please remove all statements indicating that you are an exchange traded fund.

14. Please state the date the offering will end, any minimum purchase requirements, and any arrangements to place funds in an escrow, trust, or similar account. If there is no minimum offering amount, please state that fact. Disclose any minimum purchase amount for Authorized Participants and for persons who may purchase from the Authorized Participants. Refer to Item 501(b)(8) of Regulation S-K.

15. Since the Authorized Purchasers who will be purchasing units in this offering will be re-selling these units to investors, please identify the Authorized Purchasers as underwriters pursuant to
Section 2(11) of the Securities Act of 1933. In addition, please revise your disclosure on page 24 accordingly.

16. Please remove repetitive disclosure from the cover page. For example, the red herring disclosure is found both on the side of the cover page and below the tabular presentation of the offering price.

17. Please tell us when the fund will begin to engage in trades for its portfolio. We note that the price for units, other than the basket sold to the initial purchaser, will be based on the fund`s NAV; however, it is not clear when you will be in a position to calculate NAV. To the extent you will sell units at a price other than NAV, please revise the cover page to clearly state that price.
Also, please tell us when and how you will determine the per unit and per basket prices to be stated in the table on the cover page.

Statement Regarding Forward-Looking Statements, page ii

18. Refer to the last two sentences of this paragraph. Because the partnership is responsible for all statements in the registration statement, it is not appropriate to disclaim responsibility for the accuracy and completeness of forward-looking statements. In addition, the last sentence is inconsistent with your undertaking to update the prospectus as required by section 10(a)(3), to reflect any fundamental change, and to reflect any material change in the plan of distribution. Please revise your document to remove these disclaimers.

Glossary of Defined Terms, page iv

19. Please move the glossary to body of the prospectus rather than the forepart.

Prospectus Summary

20. Please revise to include a summary of the offering and subscription procedures.

21. Please include a diagram that depicts your operating structure and shows how units will flow from the LP to Authorized
Participants,
via a Distributor, and subsequently to retail investors.

Principal Investment Risks of an Investment in the Fund, page 3

22. Please limit the first bullet point to a summary of the risk that investors will not receive distributions. The additional disclosure regarding your neutral investment strategy does not appear to be necessary to understand the risk.

23. Please remove the mitigating language found in the last sentence of the second bullet point as well as the last sentence in the second paragraph of the seventh bullet point.

24. Please expand your disclosure in the sixth bullet point to briefly disclose the risks inherent in hedging activities.

25. Please expand the bullet point regarding material conflicts of interest to state whether conflicts of interest are present as well as a brief explanation of the material conflicts.

Breakeven Analysis, page 5

26. Please revise the break-even table to better explain what is being presented. For example, your lead-in paragraph states that the table shows the break-even point for a hypothetical investment of $10,000, but the initial line item shows the selling price as $50. In addition, please clarify what is being shown under the heading "Units."

27. Please revise the breakeven analysis to include all fees incurred by the LP. For example, please include the anticipated brokerage fees, incentive fees, if any, interest income to be imputed to the LP, if any, the organizational and offering expenses, creation and redemption fees and any administrative expenses.

28. Since the breakeven table shows the percentage required for the
"redemption value" of a hypothetical investment to break even, please disclose that this refers to the redemption of baskets by Authorized
Purchasers and is not related to any gains an individual investor would have to achieve in order to break even. Provide a separate break-even table for individual investors or tell us why you believe a separate table is not appropriate.

Risk Factors

29. Refer to Item 503(c), which requires the presentation of risk factors to be "organized logically," meaning that the most material risks should be presented first. It does not appear that you have organized the risk factors section in this manner. Please revise.

30. Please limit your risk factors to a discussion of the risks facing investors and your company. Provide additional information only as necessary to place the risk in context. Avoid language in your risk factors that tends to mitigate the risks you are describing. Also avoid generic risk factors that could apply to any company in any industry, or risk factors that are not specific to your business.

31. Please consider adding a risk factor that discusses the fact that the Fund may have an inherent conflict in that attempts to attain profitability may not always be consistent with its objective of tracking the price of sweet crude oil.

32. Please include a risk factor that discusses the claims made by the New York Mercantile Exchange regarding your alleged use of its service marks.

33. Please include a risk factor that discusses the risks inherent in the trading system the GP intends to employ (e.g., technical or fundamental).

Oil, Oil Futures Contracts and Other Oil Interests are "non-correlative"...page 6

34. Please disclose what these interests are "non-correlated" to.
For example, if these interests are non-correlated to the performance of general stock or bond indices, please disclose this. Finally, it appears that this risk is covered by your risk factor on page 8.
Please revise to delete duplicative text.

There are costs of physical storage associated with purchasing oil, page 6

35. Since the Fund does not expect to typically enter into a contract that would require physical delivery of oil, it is not clear why this is a material risk to investors. Please revise to discuss the particular risks to your company or omit this risk factor.

Regulation of the commodity interests markets is extensive and constantly changing...page 6

36. Please specify when the legislative changes referred to in this paragraph occurred and how they affect your product. In this vein, we refer to your disclosure regarding speculative trading in the currency markets and the regulation of derivative products. Since you do not engage in these activities, please consider whether disclosure of these developments is material to this risk factor.

Although commodity pools, in general, are subject to leverage and volatility risks...page 6

37. Your disclosure in the risk factor heading that the GP seeks to avoid the types of risks normally present in commodity pools is mitigating language that should be removed. Please revise accordingly.

38. Please include separate risk factors for price volatility of oil and the use of leverage since these are two discrete risks.

There is a risk that the Fund`s Units may trade at prices other than...page 7

39. Your disclosure of the possible arbitrage opportunities as well as your estimate that the NAV will be within one or two percent of the market price for your units are statements that tend to mitigate the risk you are presenting. Please remove these statements. In addition, please tell us how you determined that NAV will generally be between 1 and 2 percent of the market price for your units.

There is a risk that the Fund`s NAV will not correlate to the price of...page 7

40. Please remove your statement that the GP believes that the NAV will closely correlate the price of short-term Oil Futures Contracts since this tends to mitigate the risk you are presenting. In addition, please include additional information regarding the specific price you are referring to when you refer to Oil Futures Contracts.

41. Please expand this risk factor to describe in more detail the risk to investors if your NAV does not correlate to the price of oil futures contracts and other oil interests.

Trading in commodity interests is a zero sum economic
activity...page
9

42. We refer to your statement that, "If the Fund experiences more losses than gains during the period you hold Units of the Fund, you will experience a loss even if the Fund`s longer-term performance is positive." Since you are attempting to replicate the price of short-term sweet crude oil, it is not clear what you mean by "losses" and
"longer-term performance." Presumably an investor`s gains or losses will depend on the market price of oil and your ability to replicate such prices, not on the ability of the Fund to generate profits. Please revise or advise.

There are position limits and the potential of tracking error, page
12

43. Please disclose what you mean by "tracking error" and "near month." In addition, in order to enhance your disclosure, please provide a recent price for one futures contract, so that investors can better assess how position limits affect your ability to purchase sufficient futures contracts to effectively track the price of oil.

The Fund does not employ trading advisors, page 12

44. Please expand your disclosure to indicate why the fact that the
Fund does not employ trading advisors may be disadvantageous to investors.

The Fund pays fees and expenses regardless of profitability, page
14

45. Please quantify the fees that the partnership must pay.

You will not be able to review the Fund`s holdings...page 14

46. Please clarify what you mean by "on a periodic basis."

Third parties may infringe or otherwise violate intellectual property...page 15

47. We refer to your disclosure regarding your proprietary software and trade secrets. To the extent you have either of these and they are material to your business, please provide a discussion of these in the prospectus.

Your tax liability may exceed your cash distributions, page 16

48. In light of the fact that the partnership does not intend to make cash distributions to limited partners, please revise the heading to reflect this. This comment also applies to your final risk factor that refers to cash distributions from the partnership. Also, please consider whether these present material risks to your investors.

There is the possibility of a tax audit, page 16

49. Please disclose the specific risk to investors raised by the possibility of an audit of the LP.

The Offering, page 17

What is the Fund?, page 17

50. Please include all biographical information for the members of management of the GP as required by Item 401 of Regulation S-K, including the dates of employment, the ages of the individuals and the lines of business of the companies where the individuals were employed.

51. Please clarify whether both Messrs. Gerber and Love are
currently
employed by Ameristock Corporation and indicate what portion of their
time will be spent at Ameristock. If they are both currently employed by Ameristock please add this to the risk factor on page 12 that addresses the fact that the LP is leanly staffed.

52. We note your statement that Messrs. Gerber and Love "do not have significant recent experience in operating a commodity pool." Please revise the biographies to disclose when, and in what capacity, either of them operated a commodity pool. We note from your risk factors that Mr. Love has no experience operating a commodity pool.

Who is the General Partner?, page 18

53. Please confirm to us that you will include all required disclosures with respect to the members of the GP`s Board of Directors, and any director nominees, when such information is available.

How does the Fund operate?, page 18

54. Please revise your disclosure to indicate that your GP is in the process of registering as a commodity pool with the Commodity
Futures
Trading Commission and the National Futures Association, not the
"Commodities Futures Association."

55. Please disclose the anticipated portion of your investments that will be Oil Futures Contracts as well as the portion you expect to be in Other Oil Interests. In addition, please provide guidance regarding the portion of your trading you anticipate to be on international exchanges as well as the portion that will be conducted off exchange.

56. We refer to the diagram on page 19 where you refer to "certain arbitrage opportunities" that will cause the market price of your units to more closely approximate the NAV per unit of your fund. Please expand your disclosure to describe what these arbitrage opportunities are. If they refer to the purchase and sale of Creation and Redemption Baskets, please disclose this. If it refers to other trading activities, please discuss these activities and how they may influence the market price of your units.

57. Please clarify what price you are using as a benchmark when you state that the Fund`s NAV "will closely correlate with the price of
Oil Futures Contracts and Other Oil Interests." Since the Fund is limited to purchasing and selling Oil Futures Contracts and Other Oil
Interests, it is not clear why the NAV would not always correlate precisely with these prices. If there is a specific contract price that you are referring to here, please disclose the contract and where it is traded.

58. We refer to the bottom box in the diagram on page 19. Please disclose the specific contract that you are referring to when you state that the price data from 1986-2005 of "short-term Oil Futures
Contracts" closely correlates with the cash price of light, sweet crude oil. Since the defined term, "Oil Futures Contract," does not appear to represent a single designated contract, it is not clear what price you are using to make this statement. We further note that you include historical cash settlement prices of a barrel of crude oil beginning on page 34 but have not included historical prices for "short-term Oil Futures Contracts" to support this assertion. Please revise to provide a basis for your belief that the two have been closely correlated during the time period specified.

59. We refer to the first full paragraph on page 20. Please revise, if true, to clarify that Authorized Purchasers, not "investors" may purchase units directly from the LP in blocks of 100,000 units.

60. We refer to the final sentence in the first paragraph on page
20.
Please discuss how the purchase price for a Creation Basket and the redemption price for a Redemption Basket will be calculated during the day in light of the fact that NAV is calculated only after the New York Mercantile Exchange closes. Will the approximate NAV as calculated intra-day by AMEX be used or will some other calculation be used? Please also include this disclosure in your section entitled, "Creations and Redemptions," beginning on page 24.

Trading Policies of the Fund, page 20

61. Please expand your disclosure under each of these items to describe in more detail the trading policies of the LP. For example, under what circumstances may the LP take physical delivery of oil or trade in the spot markets? Does the LP plan to establish credit lines to enable it to borrow funds in the event it takes delivery? How is employing a spread or straddle consistent with your characterization of the LP`s investment strategy as a "neutral" strategy designed to replicate the spot price of sweet crude oil? Since you disclose that spreads and straddles are designed to earn profits from a narrowing or widening of two prices, it is not clear how this would be "neutral." Please expand your disclosure to describe under what circumstances the LP may enter into spreads or straddles.

62. Please disclose any provisions in the LP Agreement or otherwise that would limit the fund`s ability to invest in products other than the ones you have identified, use leverage, borrowings, spreads, and straddles in its investment strategy, or employ pyramiding. Disclose whether there are any limits on the general partner`s ability to change the fund`s investment strategy.

Transfer Agent and Registrar, page 21

63. Please disclose the fees to be paid to the transfer agent, when known. In addition, please expand your disclosure to discuss how the fees will be borne by the Fund but not by limited partners of the Fund.

What are Oil Futures Contracts?, page 22

64. In your discussion of the volatility of the oil markets, please clarify whether the greater volatility is intra-day or day-to day and what the causes of the volatility are. To the extent the volatility tends to be greater intra-day, please revise your discussion of the position limits to take this factor into account.

What is the Light, Sweet Crude Oil Market?, page 22

65. Please revise your discussion to make clear that you are not obligated to purchase Oil Futures Contracts on the New York
Mercantile Exchange. Please expand your discussion to include the types of contracts that may be purchased as well as the specific exchanges on which these contracts trade.

How will the Fund purchase and sell Oil Futures Contracts?, page
22

66. To the extent you intend to earn interest income from the Treasuries that the Fund will purchase, please discuss this. In addition, please discuss how the Fund anticipates using the earned interest income and the effect, if any, it will have on the NAV and limited partners` capital contribution accounts.

What is the Fund`s Plan of Distribution?, page 23

67. Please expand the disclosure to describe in more detail the role of the Authorized Purchasers as underwriters in this offering. Disclose and quantify all underwriting discounts and commissions that the Authorized Purchasers will be entitled to receive. State briefly the nature of the Authorized Purchasers` obligations to take the securities, considering their right to redeem baskets that they are unable to sell. Also disclose the offering expenses specified in
Item 511 of Regulation S-K. Provide all other information required by Item 508 of Regulation S-K, as applicable.

68. Please identify all Authorized Participants known to you that will participate in the initial offering as of the time of effectiveness of this registration statement.

Distributors, page 23

69. Please clarify whether you anticipate there will be one Distributor or multiple Distributors. In addition, please clarify why the Fund is choosing to use a Distributor instead of selling its units directly to the Authorized Purchasers. In connection with this please disclose the fees, if any, that are paid to the Distributor and whether the fees will be paid by the APs or by the Fund.

Calculating NAV, page 23

70. Please discuss how you will value forwards or swaps that do not have "market values" in connection with your calculation of NAV.
Your disclosure on page 23 appears to be confined to futures contracts that have market values.

71. We note that AMEX will provide an approximate NAV every 15 seconds during the trading day but that the Fund is not responsible for the calculation or dissemination of the intra-day price. In light of this, please enhance your disclosure by discussing how AMEX will calculate the intra-day NAV and how this calculation is anticipated to be used by market participants. Also, disclose how investors can access intra-day NAV.

72. We note that NAV will be calculated once a day after the close of trading on the New York Mercantile Exchange. We further note that the Fund is not required to purchase futures contracts on the NYMEX and may instead purchase short-term oil futures contracts on other exchanges. If the Fund were to purchase contracts on other exchanges that have different trading hours than the NYMEX, please disclose whether this would impact the timing of the calculation of NAV.
In
ad dition, where you disclose the "gap" between when the NYMEX stops trading and when the units stop trading on AMEX, please discuss how long after the NYMEX stops trading before the NAV will be calculated and whether NAV is expected to be published prior to the end of trading on AMEX.

Creations and Redemptions, page 24

73. We refer to your discussion of the GP`s right to require a limited partner to withdraw a portion or all of its units. Please clarify what you mean when you say that a limited partner "made a representation" to the GP. In addition, please describe the types of violations that could be triggered by the ownership of units by an LP that may require that the LP withdraw some or all of its units.

74. Please describe in more detail the procedures for Authorized Participants to place purchase orders. Disclose the timing of purchase orders, when the order is priced, and when payment is due.
Indicate the type and amount of any deposit that must be included with a purchase order and discuss how and when the Authorized Participant will be obligated to pay the balance of the purchase price.

Statement of Additional Information

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 47

75. Please include all the information required by Item 303 of Regulation S-K. The lack of operating history appears only to address the requirements of Item 303(a)(3), Results of Operations. Please revise to include a discussion of any known trends or demands that may affect the LP`s liquidity or its capital resources. In addition, please discuss the key indicators that you rely on for gauging the strength of your business or business prospects on a continuing basis. For guidance, please refer to Release no. 33-8350.

Limited Partnership Agreement, page 47

Limited Liability, page 48

76. In light of the fact that a limited partner`s liability may extend beyond his/her capital contributions, please disclose that a limited partner may lose more money that he/she contributed.

Expenses, page 48

77. Please disclose when the fees are calculated and paid.

The General Partner Has Conflicts of Interest, page 49

78. We refer to the second paragraph under this heading. Please disclose the result to the fund and investors if the GP or its affiliates take a position prior to the entry of a position they know will be taken by the fund.

79. Please revise the third paragraph under this heading to provide examples of actions the GP may take that are in conflict with the interests of investors. Your current disclosure is generic.

80. Please revise the fourth paragraph under this heading to discuss a conflict of interest. It does not appear that a conflict is presented here.

No Resolution of Conflicts procedures, page 49

81. We refer to the last sentence in the first paragraph. Please revise to indicate who will determine whether an action taken by the
GP is "deemed to be fair and reasonable to the Partnership."

The General Partner`s Responsibility and Remedies, page 49

82. Please provide us with an analysis of why you believe the General
Partner owes no fiduciary or other duties to the fund.

Statements, Filings and Reports, page 51

83. Please clarify what types of reports will be prepared by the fund.

Legal Opinion, page 52

84. Your statement under this heading that Sutherland Asbill & Brennan will not give investors investment, legal or tax advice tends to qualify the legal and tax opinions that counsel will be providing in connection with this offering. In addition, this language may imply that investors cannot rely on either the legal or tax opinion.
Please remove this qualifying language.

Federal Income Tax Considerations, page 52

85. Please clarify the statement that the discussion applies to a beneficial owner who purchases Units "in the initial offering at the initial offering price." Explain which purchases are considered to be part of the initial offering and state the initial offering price.
Please note that all persons who purchase Units in the offering covered by this registration statement must be able to rely on the tax opinion required by Item 601(b)(8) of Regulation S-K.

Taxation of the Fund, page 53

86. Please revise to make clear that the Fund is organized, not that it will be organized, as a partnership. We note that it was formed on May 12, 2005.

U.S. Unitholders, page 54

87. We refer to your disclosure that distributions to unitholders will not be taxable unless they consist of cash or marketable securities. Please tell us what the distributions may consist of, if not cash or marketable securities.

88. We refer to your discussion of "Allocations of Profit and Loss" on page 55. Please advise us as to whether and how allocations of profit and loss would be determined for investors who purchased and sold units during the same month.

89. We refer to your discussion under the heading, "Taxable Income and Loss" on page 56. Please provide additional disclosure regarding why a unitholder`s taxable income may differ from the amount of economic profit/loss allocated to him/her.

Where You Can Find More Information, page 64

90. Please revise to include the Commission`s new address:  100 F
Street, NE, Washington, DC  20549.

Financial Statements and Notes

Note 5 - Swaps, page F-5

91. We note that when a swap contract is closed, a realized gain or loss equal to the cash exchanged is recognized in the Fund`s Statement of Operations. Tell us your policy for recognizing unrealized gains or losses on open swap contracts, and revise the disclosure as appropriate.

Victoria Bay Asset Management, LLC and Subsidiary

Financial Statements and Notes

92. Include a head note on the balance sheet of the general partner to indicate that purchasers of the Fund`s units will not receive any interest in the general partner.

Note C - Capitalization, page F-10

93. We note that Wainwright Holdings, Inc. and an affiliate have provided all the financial support to Victoria Bay Asset Management,
LLC as of the balance sheet date. If there is a commitment, intent or reasonable possibility that Wainwright and the affiliate will fund cash flow deficits or furnish other direct or indirect financial assistance to VBMA and the Fund, please provide the financial statements of Wainwright and the affiliate.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-3

94. Please disclose the sale of units to the GP and Wainwright
Holdings as disclosed in Note G to your financial statements.

Item 17.  Undertakings, page II-3

95. Since the proposed offering is a "best efforts" offering, please remove undertaking (c)(1) that is applicable only to firm commitment underwritten offerings that rely on Rule 430A to include pricing terms following the effectiveness of a registration statement.

Signatures, page II-5

96. We note that Andrew Ngim, Robert Nguyen and Howard Mah signed the registration statement but that none of these individuals is listed in the prospectus as being directors of the GP. Please revise to include the relevant disclosure or advise.

Exhibits

97. Please file copies of your legal and tax opinions or provide us with drafts so that we have an opportunity to review them.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yolanda Crittenden at (202) 551-3472 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.
Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at (202) 551-3780 with any other questions.



Sincerely,



							Karen J. Garnett
							Assistant Director

cc:	W. Thomas Conner, Esq. (via facsimile)
	James M. Cain, Esq.
	Sutherland, Asbill & Brennan LLP
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Nicholas D. Gerber
New York Oil ETF, LP
August 26, 2005
Page 16